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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

1-800 CONTACTS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

681977104

(Cusip Number)

David Katzman
c/o Camelot Ventures, L.L.C.
100 Galleria Officentre, Suite 419
Southfield, Michigan 48034
(248) 827-3397

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 681977104

1.	Name of Reporting Person: David Katzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,455,700

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,455,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,455,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 681977104

1.	Name of Reporting Person: Daniel Gilbert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,455,700

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,455,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,455,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 681977104

1.	Name of Reporting Person: Camelot Ventures/CJ, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 725,000

		8.	Shared Voting Power: 730,700

		9.	Sole Dispositive Power: 725,000

		10.	Shared Dispositive Power: 730,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,455,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 681977104

1.	Name of Reporting Person: Camelot Ventures, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 555,700

		8.	Shared Voting Power: 900,000

		9.	Sole Dispositive Power: 555,700

		10.	Shared Dispositive Power: 900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,455,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 681977104

1.	Name of Reporting Person: Lens Express LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 175,000

		8.	Shared Voting Power: 1,280,700

		9.	Sole Dispositive Power: 175,000

		10.	Shared Dispositive Power: 1,280,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,455,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%

14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share (“Common Stock”), of 1-800 CONTACTS, INC., a Delaware corporation (“1-800 Contacts”). The address of 1-800 Contacts’ principal executive offices is 66 E. Wadsworth Park Drive, 3rd Floor, Draper, Utah 84020.

Item 2. Identity and Background.

     This statement is being filed by David Katzman, Daniel Gilbert, Camelot Ventures/CJ, L.L.C., a manager-managed Michigan limited liability company d/b/a Lens 1st (“Lens 1st”), Camelot Ventures, L.L.C., a manager-managed Michigan limited liability company (“Camelot”), and Lens Express LLC, a manager-managed Michigan limited liability company (“Lens Express”), who are collectively referred to in this Schedule as the “Reporting Persons” and individually as a “Reporting Person”. David Katzman and Daniel Gilbert are the managers of Lens 1st, Camelot and Lens Express. Each of David Katzman’s and Daniel Gilbert’s present principal occupation or employment is private investor. Lens 1st’s and Lens Express’ principal business was supplying contact lenses, solutions, accessories and other vision care products directly to consumers and retailers, until that business was sold to 1-800 Contacts on January 30, 2003. Currently, Lens 1st and Lens Express primarily hold for liquidation the assets and liabilities of their businesses not transferred to 1-800 Contacts and the proceeds of such sale. Camelot’s principal business is being a private venture capital firm. David Katzman’s, Lens 1st’s, Camelot’s and Lens Express’ principal business address is 100 Galleria Officentre, Suite 419, Southfield, Michigan 48034. Daniel Gilbert’s principal business address is 20555 Victor Parkway, Livonia, Michigan 48152.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     David Katzman and Daniel Gilbert are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to an Asset Purchase Agreement, dated as of January 30, 2003, among 1-800 Contacts, Lens 1st, Lens Express, David Katzman and Daniel Gilbert (the “Asset Purchase Agreement”), 1-800 Contacts purchased from Lens 1st and Lens Express specified assets in exchange for the assumption of specified liabilities, the payment of cash and the issuance of 900,000 unregistered shares of Common Stock. At the closing of the Asset Purchase Agreement on January 30, 2003, Lens 1st acquired 725,000 shares of Common Stock and Lens Express acquired 175,000 shares of Common Stock pursuant to the Asset Purchase Agreement. The closing sale price of the Common Stock on January 30, 2003 was $20.92. At that time and for more than 60 days before the Reporting Persons became the beneficial owners of more than five percent of the outstanding Common Stock, Camelot owned 555,700 shares of Common Stock that it had acquired in the open market for an aggregate of $6,602,174, using its working capital to fund the purchases.

     Each of Camelot, Lens 1st and Lens Express had loans relating to its business from a commercial bank, and Lens 1st and Lens Express acquired their Common Stock as part of the purchase price for the assets they sold to 1-800 Contacts. Lens 1st’s remaining $3,000,000 revolving line of credit, however, is secured by the 725,000 shares of Common Stock it owns and the 175,000 shares of Common Stock owned by Lens Express.

Item 4. Purpose of Transaction.

     Lens 1st and Lens Express acquired their shares of Common Stock as part of the purchase price for their assets sold to 1-800 Contacts pursuant to the Asset Purchase Agreement, as described in Item 3. Camelot acquired the shares of Common Stock beneficially owned by it for investment purposes.

     In connection with the Asset Purchase Agreement, 1-800 Contacts, Jonathan Coon, Stephen A. Yacktman, Jason Subotky and John F. Nichols (the “Principal Stockholders”), Lens 1st, Lens Express and David Katzman entered into a Voting Agreement, dated as of January 30, 2003 (the “Voting Agreement”). Pursuant to the Voting Agreement, the size of 1-800 Contacts’ Board of Directors was increased, and David Katzman was elected as a Class II Director of 1-800 Contacts on January 31, 2003. In addition, 1-800 Contacts has agreed to nominate and recommend David Katzman for election as a Class II Director at the 2003 Annual Meeting of Stockholders of 1-800 Contacts for a term expiring at the 2006 Annual Meeting of Stockholders, and the Principal Stockholders, Lens 1st and Lens Express have agreed to vote for his election, subject to the terms and conditions of the Voting Agreement. The Reporting Persons disclaim beneficial ownership of the Common Stock owned by the Principal Stockholders.

     Also in connection with the Asset Purchase Agreement, 1-800 Contacts, Lens 1st, Lens Express, David Katzman and Daniel Gilbert entered into a Lock-Up Agreement, dated as of January 30, 2003 (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, Lens 1st, Lens Express, David Katzman and Daniel Gilbert (collectively, the “Shareholders”) agreed not to sell or otherwise dispose of, directly or indirectly, the 900,000 shares of Common Stock issued pursuant to the Asset Purchase Agreement for 12 months following January 30, 2003, subject to various exceptions described in the Lock-Up Agreement that generally either (1) do not involve open market transactions without 1-800 Contacts’ consent or (2) involve business combinations.

     Also in connection with the Asset Purchase Agreement, 1-800 Contacts, Lens 1st and Lens Express entered into a Registration Rights Agreement, dated as of January 30, 2003 (the “Registration Rights Agreement”). The Registration Rights Agreement generally provides Lens 1st, Lens Express and specified assignees with piggyback registration rights with respect to 900,000 shares of Common Stock.

     Subject to market conditions, the Lock-Up Agreement, the Registration Rights Agreement and other factors that the Reporting Persons may deem material to their investment decisions, each of the Reporting Persons may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions, by receipt of director stock options or otherwise, depending upon the price and availability of such shares or rights. Each of the Reporting Persons intends to review on a continuing basis various factors relating to his or its investment in 1-800 Contacts, including 1-800 Contacts’ business and prospects, the price and availability of 1-800 Contacts’ securities, subsequent developments affecting 1-800 Contacts, other investment and business opportunities available to the Reporting Person, his or its general investment and trading policies, market conditions or other factors. Based on these factors, each of the Reporting Persons may determine to dispose of some or all of his or its Common Stock, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by 1-800 Contacts), distribution to members of Lens 1st, Lens Express and/or Camelot, gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Persons pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise, subject to the Lock-Up Agreement and the Registration Rights Agreement. Each Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he or it determines such acquisition or disposal is not in his or its best interests at that time.

     Other than as described above, none of the Reporting Persons has any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him or it of securities of 1-800 Contacts, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving 1-800 Contacts or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of 1-800 Contacts or any of its subsidiaries, (d) any change in the present Board of Directors or management of 1-800 Contacts, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in 1-800 Contacts’ present capitalization or dividend policy, (f) any other material change in 1-800 Contacts’ business or corporate structure, (g) any changes in 1-800 Contacts’ Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of 1-800 Contacts by any person, (h) causing a class of securities of 1-800 Contacts to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of 1-800 Contacts’ equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  The number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of February 7, 2003 are as follows:

	Number		Percent*

Lens 1st	1,455,700	**	10.6%
Camelot	1,455,700	**	10.6%
Lens Express	1,455,700	**	10.6%
David Katzman	1,455,700	**	10.6%
Daniel Gilbert	1,455,700	**	10.6%

*Based on the 12,880,341 shares of Common Stock represented as outstanding as of December 31, 2002 in the Asset Purchase Agreement, plus the 900,000 shares of Common Stock issued in pursuant to the Asset Purchase Agreement.

**Includes 725,000 shares of Common Stock acquired by Lens 1st pursuant to the Asset Purchase Agreement, 555,700 shares of Common Stock owned by Camelot before the closing of the Asset Purchase Agreement and 175,000 shares of Common Stock acquired by Lens Express pursuant to the Asset Purchase Agreement. David Katzman and Daniel Gilbert are the managers of Lens 1st, Camelot and Lens Express, and, therefore, share voting and investment power over the shares of Common Stock they hold. Because of the common managers of Lens 1st, Camelot and Lens Express, the Reporting Persons might constitute a group, although the Reporting Persons disclaim the existence of a group.

     (b)  Lens 1st, Camelot and Lens Express have sole voting and investment power over the 725,000, 555,700 and 175,000 shares of Common Stock respectively owned by them. David Katzman and Daniel Gilbert, as the managers of Lens 1st, Camelot and Lens Express, share voting and investment power over the 1,455,700 shares of Common Stock owned by Lens 1st, Camelot and Lens Express.

     (c)  The Reporting Persons have not effected any transactions in shares of Common Stock during the sixty days before January 30, 2003 or the date of this Schedule 13D, except for the acquisition of 725,000 shares of Common Stock by Lens 1st and 175,000 shares of Common Stock by Lens Express pursuant to the Asset Purchase Agreement, as described in Item 3.

     (d)  No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons are parties to the Voting Agreement, the Registration Rights Agreement and the Lock-Up Agreement described in Item 4 above.

Item 7. Material to be Filed as Exhibits.

99.1	Agreement of Joint Filing among the Reporting Persons, dated as of February 7, 2003.

99.2	Voting Agreement, dated as of January 30, 2003, among 1-800 Contacts, the Principal Stockholders, Lens 1st, Lens Express and David Katzman.

99.3	Lock-Up Agreement, dated as of January 30, 2003, among 1-800 Contacts, Lens 1st, Lens Express, David Katzman and Daniel Gilbert.

99.4	Registration Rights Agreement, dated as of January 30, 2003, among 1-800 Contacts, Lens 1st and Lens Express.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 7, 2003	/s/ DAVID KATZMAN David Katzman

Dated:	February 7, 2003	/s/ DANIEL GILBERT Daniel Gilbert

Dated:	February 7, 2003	CAMELOT VENTURES/CJ, L.L.C.

		By:	/s/ DAVID KATZMAN David Katzman

Its: President and Manager

Dated:	February 7, 2003	CAMELOT VENTURES, L.L.C.

		By:	/s/ DAVID KATZMAN David Katzman

Its: President and Manager

Dated:	February 7, 2003	LENS EXPRESS LLC

		By:	/s/ DAVID KATZMAN David Katzman

Its: President and Manager

EXHIBIT INDEX

Exhibit Number and Description

99.1	Agreement of Joint Filing among the Reporting Persons, dated as of February 7, 2003.

99.2	Voting Agreement, dated as of January 30, 2003, among 1-800 Contacts, the Principal Stockholders, Lens 1st, Lens Express and David Katzman.

99.3	Lock-Up Agreement, dated as of January 30, 2003, among 1-800 Contacts, Lens 1st, Lens Express, David Katzman and Daniel Gilbert.

99.4	Registration Rights Agreement, dated as of January 30, 2003, among 1-800 Contacts, Lens 1st and Lens Express.